SI MMISSION
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10027475

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 39730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **LAFAYETTE INVESTMENTS, INC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7910 WOODMONT AVENUE, SUITE 905
(No. and Street)

BETHESDA	**MD**	**20814**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
FEB 26 2010
Washington, DC
110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAISER, SCHERER & SCHLEGEL, PLLC
(Name – *if individual, state last, first, middle name*)

1410 SPRING HILL RD., SUITE 400	**MCLEAN**	**VA**	**22102**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, LAWRENCE JUDGE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LAFAYETTE INVESTMENTS, INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lafayette Investments, Inc.

Report and Statements of
Financial Condition
December 31, 2009 and 2008

KAISER SCHERER & SCHLEGEL, PLLC

Lafayette Investments, Inc.

Table of Contents

KAISER SCHERER & SCHLEGEL, PLLC
Certified Public Accountants

1410 Spring Hill Road, Suite 400
McLean, VA 22102
Tel: 703-847-4660
Fax: 703-847-3189
E-mail: kss@kssacct.com
Website: www.kaiserschererschlegel.com

To the Board of Directors and Shareholders
Lafayette Investments, Inc.

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of **Lafayette Investments, Inc.** (a Delaware corporation) as of December 31, 2009 and 2008. These financial statements are the responsibility of the **Lafayette Investments, Inc.'s** management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of **Lafayette Investments, Inc.** as of December 31, 2009 and 2008 in conformity with accounting principles generally accepted in the United States of America.

Kaiser Scherer & Schlegel, PLLC

February 23, 2010

Lafayette Investments, Inc.

Statements of Financial Condition

December 31,	**2009**	2008
Assets		
Cash and cash equivalents	**$ 1,258,180**	$ 1,386,405
Receivable from clearing broker	**212,920**	404,304
Securities owned (Note 4)		
Marketable, at market value	**4,572,203**	3,091,191
Not readily marketable, at estimated fair value	**18**	109
Fixed assets, net (Note 3)	**23,643**	21,491
Other assets	**123,314**	119,766
Total assets	**$ 6,190,278**	$ 5,023,266
Liabilities and Shareholders' Equity		
Liabilities		
Payable to clearing broker (Note 6)	**$ 4,570,377**	$ 3,084,984
Accounts payable, accrued expenses and other liabilities	**236,632**	542,367
Deferred income taxes (Note 7)	**5,160**	3,771
Total liabilities	**4,812,169**	3,631,122
Shareholders' equity (Notes 9 and 10)		
Common stock, $.01 par value; 10,000 authorized, 662 shares issued and outstanding	**7**	7
Paid in capital	**403,270**	403,270
Retained earnings	**974,832**	988,867
Total shareholders' equity	**1,378,109**	1,392,144
Total liabilities and shareholders' equity	**$ 6,190,278**	$ 5,023,266

The accompanying notes are an integral part of these financial statements.

1. Organization

Lafayette Investments, Inc. ("Lafayette") was incorporated in March 1988, under the laws of the state of Delaware. Lafayette, which is registered under the Securities Exchange Act of 1934 as a broker-dealer, introduces and forwards all customer accounts to a broker who clears the accounts on a fully disclosed basis. Lafayette is also a registered investment adviser under the Investment Advisers Act of 1940.

Lafayette has offices in Bethesda, Maryland and Ashton, Maryland.

Lafayette is a securities broker-dealer, which comprises several classes of services, including principal transactions and agency transactions, and also provides fee-based investment advisory services.

2. Significant Accounting Policies

Securities Transactions

Lafayette uses the trade date basis of accounting for securities transactions and the related revenues and expenses.

Marketable securities are reported at market value and securities not readily marketable are reported at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income

Investment advisory fees are recognized and billed quarterly.

Income Taxes

The Company accounts for its income taxes in accordance with ASC Topic 740, "*Income Taxes*" ("ASC 740"). Under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between

2. Significant Accounting Policies, (continued)

the financial statement carrying amounts of existing assets and liabilities and their tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets or liabilities of a change in tax rates is recognized in the period that the tax change occurs. ASC 740 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax asset will not be realized.

Effective January 1, 2009, the Company adopted the provisions of ASC Topic 740-10-25, "Recognition of Income Taxes", (formerly FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109")("ASC 740-10-25"). ASC 740-10-25 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits." A liability is recognized for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740-10-25.

The adoption of the provisions of ASC 740-10-25 did not have a material impact on the Company's financial position and results of operations. As of December 31, 2009, no liability for unrecognized tax benefits was required to be recorded.

In accordance with ASC 740-10-25, interest related to unrecognized tax benefits is required to be calculated (if applicable) and would be classified as "Interest income" in the statements of income. Penalties would be recognized as a component of "General and administrative" expenses. There is no interest expense or penalty related to tax uncertainties reported in the statements of income.

The Company files income tax returns in the United States (federal) and in the state of Maryland. In most instances, the Company is no longer subject to federal and state tax examinations by tax authorities for years prior to 2006, and is not currently under examination by any federal or state jurisdiction. It is not anticipated that unrecognized tax benefits will significantly change in the next twelve months.

2. **Significant Accounting Policies, (continued)**

Cash and Cash Equivalents

Lafayette considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents are principally held on deposit with Lafayette's clearing broker. Cash, cash equivalents and deposits are carried at cost which approximates fair value.

Depreciation

Fixed assets consist of furniture, equipment, software and leasehold improvements. Depreciation of furniture and computer equipment is recorded on an accelerated basis over a seven-year life and five-year life, respectively. Software is amortized on a straight-line basis over three years. Leasehold improvements are amortized on a straight-line basis over the remaining life of the lease.

Significant Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In June 2009, FASB established the "FASB Accounting Standards Codification" (the "ASC") and in doing so, authorized the ASC as the sole source for authoritative U.S. GAAP. Other than resolving certain minor inconsistencies in current U.S. GAAP, the ASC does not change U.S. GAAP. Instead, it is intended to make it easier to find and research U.S. GAAP applicable to particular transactions or specific accounting issues by organizing accounting pronouncements into approximately 90 accounting topics. The ASC is the single source of authoritative U.S. GAAP and is effective for financial statements issued for reporting periods ending after September 15, 2009. The application of the ASC did not have an impact on the Company's financial statements; however, all references to authoritative accounting literature will now be references in accordance with the ASC.

2. Significant Accounting Policies, (continued)

As of September 30, 2009, the Company adopted ASC Topic 855, "Subsequent Events" ("ASC 855"). ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, ASC 855 provides (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. ASC 855 is effective for interim or annual financial periods ending after June 15, 2009, and has been applied prospectively.

3. Property and Equipment

Property and equipment consists of the following:

December 31,	**2009**	2008
Furniture and fixtures	**$ 74,315**	$ 66,731
Office equipment	**69,336**	69,336
Computer hardware	**94,490**	90,340
Computer software	**5,288**	5,288
Leasehold improvements	**24,260**	24,260
Fixed assets, at cost	**267,689**	255,955
Accumulated depreciation and amortization	**(244,046)**	(234,464)
Fixed assets, net	**$ 23,643**	$ 21,491

Depreciation and amortization expense for the years ended December 31, 2009 and 2008 was $9,582 and $15,084, respectively.

4. Securities Owned

Marketable securities owned consist of trading and investment securities and are carried at quoted market values. The marketable securities balance includes the following:

December 31,	**2009**	2008
State and municipal obligations	**$ 4,572,203**	$ 3,091,191
	$ 4,572,203	$ 3,091,191

5. Fair Value Measurements on a Recurring Basis

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. Our assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

The following table presents the asset balances measured at fair value on a recurring basis as of December 31, 2009:

	Level 1 (1)	**Level 2 (2)**	**Level 3 (3)**	**Total**
Assets:				
Cash	$ 1,258,180	$ -	$ -	$ 1,258,180
State and municipal obligations	$ 4,572,203	$ -	$ -	$ 4,572,203

The following table presents the asset balances measured at fair value on a recurring basis as of December 31, 2008:

	Level 1 (1)	**Level 2 (2)**	**Level 3 (3)**	**Total**
Assets:				
Cash	$ 1,386,405	$ -	$ -	$ 1,386,405
State and municipal obligations	$ 3,091,191	$ -	$ -	$ 3,091,191

5. Fair Value Measurements on a Recurring Basis (continued)

(1) – quoted prices in active markets for identical assets or liabilities
(2) – observable inputs other than quoted prices in active markets for identical assets and liabilities
(3) – no observable pricing inputs in the market

6. Payable to Clearing Broker

Lafayette's clearing broker provides financing, collateralized by state and municipal obligations and corporate bonds, at the broker call rate less 50 basis points, or 1.5% at December 31, 2009 and December 31, 2008. Lafayette earns interest on the bonds during the period in which they are held in inventory. The carrying value of the payable to clearing broker approximates the fair value based on current market rates and conditions.

7. Income Taxes

The provision for income taxes differs from the amount that would be obtained by applying Federal statutory rates primarily due to the difference in accounting for depreciation expense on a tax basis, non-deductible meals and entertainment, and interest revenue earned on U.S. Treasury securities that is not taxed at the local level. Deferred income taxes are the result of temporary differences between the financial statement carrying amounts of assets and liabilities and their tax basis, and mainly related to differences between the basis of fixed assets and investments for financial and income tax purposes.

The provision for income tax expense consists of the following:

Year ended December 31,	**2009**	2008
Current provision:		
Federal	**$ (181)**	$ 78,552
State	**2,543**	17,793
Net current income tax provision	**2,362**	96,345
Deferred income tax expense:		
Federal	**260**	1,087
State	**1,129**	-
Net deferred income tax expense	**1,389**	1,087
Total income tax provision	**$ 3,751**	$ 97,432

8. Employee Retirement Plans

Lafayette maintains a 401(k) Profit Sharing Plan which covers substantially all employees. Contributions to the profit sharing plan are at the discretion of the Board of Directors. Pension expense and a corresponding liability for employer contributions for the years ended December 31, 2009 and 2008 was approximately $171,000 and $266,000, respectively.

9. Net Capital Requirements

Lafayette is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, Lafayette had net capital of $995,534, which was $895,534 in excess of its required net capital of $100,000. Lafayette's aggregate ratio of indebtedness to net capital at December 31, 2009 was 0.24 to 1.

10. Stock Options

During 1998, Lafayette granted stock options to employees to purchase 200 shares at an exercise price of $1,668 per share. The exercise price approximated the fair market value at the date the options were granted. The options vested one-third at the date of grant and the remaining two-thirds vested ratably over a five year period. They became fully vested at December 31, 2003, and may be exercised within ten years from the date of grant.

	Options	Weighted Average Price
Balance at December 31, 2007	170	$ 1,668.00
Granted	-	-
Exercised	-	-
Expired	(170)	$ 1,668.00
Balance at December 31, 2008	-	$ -
Granted	-	-
Exercised	-	-
Expired	-	-
Balance at December 31, 2009	-	$ -
Stock options vested at December 31, 2009	-	$ -

11. Concentration of Credit Risk

The Company engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

12. Commitments

Lafayette leases office space, equipment and access to financial data under various operating lease agreements. Lafayette incurred expenses of $351,091 in 2009 and $345,276 in 2008 relating to operating leases.

Following is a summary of minimum annual lease commitments as of December 31, 2009:

Year ended December 31,	
2010	$ 191,939
2011	106,703
2012	32,333
	$ 330,975

13. Subsequent Events

Management evaluated subsequent events through February 23, 2010, the date these financial statements were available to be issued, and there were no subsequent events that required disclosure.

KAISER SCHERER & SCHLEGEL, PLLC
Certified Public Accountants

1410 Spring Hill Road, Suite 400
McLean, VA 22102
Tel: 703-847-4660
Fax: 703-847-3189
E-mail: kss@kssacct.com
Website: www.kaiserschererschlegel.com

To the Board of Directors and Shareholders
Lafayette Investments, Inc.

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES RELATED
TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Lafayette Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Lafayette Investments, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Lafayette Investments, Inc.'s management is responsible for the Lafayette Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries (shown below) noting no differences;

Date	Check Number	Payee	Amount
1/12/09	16315	SIPC	$ 150.00
7/24/09	16579	SIPC	2,649.62
		Total	$ 2,799.62

2. Compared the Total Revenue amounts of the audited Form X-17A-5 Part III for the year ended December 31, 2009, less revenues reported on the FOCUS Report (Form X-17A-5 Part IIA) for the period from January 1, 2009 to March 31, 2009 with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers (reconciliation of 2009 quarterly FOCUS reports to the Lafayette Investments, Inc. audited trial balance as of December 31, 2009) noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers (reconciliation of 2009 quarterly FOCUS reports to the Lafayette Investments, Inc. audited trial balance as of December 31, 2009) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rawin Schum & Schlegel, PLLC

February 23, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

039730 FINRA DEC
LAFAYETTE INVESTMENTS INC 11*11
7910 WOODMONT AVE STE 905
BETHESDA MD 20814-3046

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert A. Noyes 301-570-1255

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 8,148.22

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (2,799.62)
1/12/09, 7/24/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 5,348.60

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,348.60

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,348.60

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lafayette Investments, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Controller
(Title)

Dated the 02 day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,356,690

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 4,372

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 74,297

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 18,735

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) 18,735

Total deductions 97,404

2d. SIPC Net Operating Revenues $ 3,259,286

2e. General Assessment @ .0025 $ 8,148.22

(to page 1 but not less than $150 minimum)